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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 333-7182-01

                                    CEZ, a.s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

 NOTICE OF RESOLUTION BY EXTRAORDINARY GENERAL MEETING OF SEVEROCESKE DOLY A.S.
                             HELD ON MARCH 27, 2006

CEZ, a.s., with its registered office at Duhova 2/1444, Prague 4, Postal Code: 140 53, Identification No. 452 74 649 ("CEZ, a.s."), which holds a 93.10% share in the registered capital and voting rights of Severoceske doly a.s., with its registered office at Bozeny Nemcove 5359, Chomutov, Postal Code: 430 01, Identification No. 499 01 982 ("Severoceske doly a.s.") submits the following information:

a) on March 27, 2006, the General Meeting of Severoceske doly a.s. issued a resolution with respect to the passage of all remaining participation securities in Severoceske doly a.s. to the major shareholder, i.e. CEZ, a.s., pursuant to the provision of Section 183i et seq. of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code");

b) pursuant to the General Meeting's resolution, CEZ is obligated to pay consideration to the other shareholders of Severoceske doly a.s. amounting to CZK 1,789.20 per share in Severoceske doly, having the nominal value of CZK 1,000. The total consideration to be paid by CEZ, a.s. amounts to CZK 1,121,000,000;

c) pursuant to the provision of Section 183l (3) of the Commercial Code, upon the lapse of one month after the registration of the General Meeting's resolution in the Commercial Register has been published, the ownership title to the other participation securities in Severoceske doly a.s. will pass to CEZ, a.s., which will become the sole shareholder of Severoceske doly, a.s.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a.s.
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                                              (Registrant)

Date: March 28, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration